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MAR 0 3 2010

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dimension Trading Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

91 Fifth Avenue, 5th Floor
(No. and Street)

New York, New York 10003
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip G. Potter, Partner (212) 531-8502
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor	New York	NY	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/19/2010

OATH OR AFFIRMATION

I, Phillip G. Potter, Partner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dimension Trading Group, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Phillip G. Potter, Partner

Title



TIMOTHY A. VALLIERE
Notary Public, State of New York
No. 02VA6190524
Qualified in New York County
Commission Expires July 28, 20 12

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
jamundsencpa@gmail.com

Dimension Trading Group, LLC

Index to Financial Statements

December 31, 2009

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Members of Dimension Trading Group, LLC

I have audited the accompanying statement of financial condition of Dimension Trading Group, LLC as of December 31, 2009, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. I have also audited the startup period, July 1, 2008 through December 31, 2008. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dimension Trading Group LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Amundsen, CPA
New York, New York
February 21, 2010

Dimension Trading Group LLC
Statement of Financial Condition
December 31, 2009

ASSETS	
Cash and cash equivalents	$ 197,510
Marketable securities	34,794,505
DB Loan	270,000
Other receivable	640,000
	35,902,015
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable	74,507
Due to LEK Securities	25,160,841
Securities sold short	2,039,419
Accrued and other expenses	22,399
Total Liabilities	27,297,166
Member's equity	8,604,849
	$ 35,902,015

See accompanying notes to financial statements.

Dimension Trading Group LLC
Statement of Operations

	year ended 31-Dec-09	7/1/2008 inception to 12/31/2009
Revenues		
Trading p&l	$ 9,922,942	$ 9,922,939
Commission income	4,615,905	4,615,905
Interest and dividend income	46,898	46,942
	14,585,745	14,585,786
Expenses		
Clearing and execution	3,619,407	3,619,407
Professional and consulting fees	61,557	77,468
Office and other expense	189,252	189,393
Facility management fee	1,036,073	1,036,073
Interest expense	113,723	113,723
Employee compensation and benefits	97,057	97,057
Regulatory expense	69,591	73,741
	5,186,660	5,206,862
Net income	$ 9,399,085	$ 9,378,924

See accompanying notes to financial statements.

Dimension Trading Group LLC
Statement of Changes in Members' Equity
July 1, 2008 through December 31, 2009

Members' equity, inception	$ -
Partners' contributions	9,342,664
Partners' withdrawals	(10,116,739)
Net income since inception	9,378,924
Members' equity, end of year	$ 8,604,849

See accompanying notes to financial statements.

Dimension Trading Group LLC
Statement of Cash Flows
December 31, 2009

	year ended 12/31/2009	7/1/2008 inception to 12/31/2009
Cash flows from operating activiies	$ 9,399,085	$ 9,378,924
Adjustments to reconcile net income to net cash used in operating activities:		
Marketable securities	(34,794,505)	(34,794,505)
DB Loan	(270,000)	(270,000)
Other receivables	(640,000)	(640,000)
Accounts payable	74,507	74,507
Due to LEK	25,160,841	25,160,841
Securities sold short	2,039,419	2,039,419
Accrued expenses	22,399	22,399
	(8,407,339)	(8,407,339)
Net cash used in operating activities	991,746	971,585
Financing activities - Partners equity contribution		
Partners' equity contribution	9,342,664	9,342,664
Partners' equity withdrawal	(10,107,102)	(10,116,739)
	227,308	197,510
Cash and equivalents, beginning of year	29,798	-
Cash and equivalents, end of year	$ 197,510	$ 197,510

See accompanying notes to financial statements.

Dimension Trading Group LLC

Notes to Financial Statements

For the Year Ended December 31, 2009

1. Significant Accounting Policies

Dimension Trading Group LLC (the Company) was organized in the State of New York. The Company is an introducing broker-dealer registered with the Chicago Board of Options Exchange and the Securities and Exchange Commission. The Company specializes in proprietary trading of equities.

The Company prepares its financial statements on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Trading Profits and Net Income

The Company is organized as a partnership, with various classes of partners. Class C partners are entitled to a varying percentage of the Company trading profits. In 2009, the Company had trading profits of $9,399,085. Class C partners were entitled to $10,107,102 of these profits and retained profits as a partnership distribution.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company was in compliance with these regulations.

4. Income Taxes

The Company is a limited liability company with Class A, Class B, and Class C partners. Taxed as a partnership, the Company has no Federal or New York State tax liabilities. The Company is liable for NYS minimum tax, but not NYC unincorporated business tax. The Company is eligible tax relief in NYC because of a specific tax provision in the NYC code.

5. Related Parties

The Company licenses facilities management services from a related party. The related party provides facilities management services to the Company, including technology, rent, equipment, furniture, utilities, facilities and administrative support.

6. Receivables from Brokers or Dealers

The company uses a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company to satisfy its obligations in connection with security transactions. As of December 31, 2009, obligations to the clearing broker were collateralized by cash and securities with a market value in excess of the obligations.

In the normal course of business, the Company may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company. It is the policy of the clearing broker to value the short position daily and to obtain additional deposits where deemed appropriate.

Dimension Trading Group LLC

Net Capital Computation

31-Dec-09

ASSETS	$ 35,902,015.00
LESS LIABILITIES	27,297,166.00
TOTAL OWNERSHIP EQUITY	8,604,849.00
LESS NON-ALLOWABLES	910,000.00
NET CAPITAL BEFORE HAIRCUTS	7,694,849.00
LESS HAIRCUTS	
OPTIONS	(41,352.00)
SECURITIES	(5,213,127.00)
UNDUE CONCENTRATION	(256,853.00)
NET CAPITAL	2,183,517.00
MINIMUM REQUIREMENT	(100,000.00)
EXCESS CAPITAL	2,083,517.00
AI/NC RATIO	4%
NON AI	27,200,259.00

There is no material difference between the net capital computation as reported on Dimension Trading Group LLC FOCUS report-Part IIA as of December 31, 2009, and this audit.

Dimension Trading Group LLC
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Dimension Trading Group LLC
SIPC Transitional Assessment Reconciliation
December 31, 2009

REVENUES, 4-1 to 12-31-2009	$ 10,722,967
LESS:	
Commissions paid to other SIPC members	(3,143,317)
Interest and dividend expenses	(39,187)
SIPC net operating revenues	7,540,463
assessment .0025	18,851
paid with SIPC-6 and SIPC-4	(8,793)
Balance due	10,058
Balance paid with SIPC-7T	$ 10,058

There is no material difference between the SIPC-7T and this reconciliaion.

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Members of
Dimension Trading Group LLC.

In planning and performing my audit of the financial statements of Dimension Trading Group LLC., (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Amundsen, CPA
New York, New York
February 21, 2010